UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13A-16 OR 15D-16 UNDER THE SECURITIES
EXCHANGE ACT OF 1934

For the month of November 2011

Commission File Number:  001-33179

AEGEAN MARINE PETROLEUM NETWORK INC.
(Translation of registrant's name into English)

10, Akti Kondili
18545, Piraeus
Athens, Greece
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F [ X ]     Form 40-F [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ________.

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ________.

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached as Exhibit 1 is a copy of the press release of Aegean Marine Petroleum Network Inc. (the “Company”), dated November 9, 2011, announcing the Company’s financial and operating results for the third quarter ended September 30, 2011.

Attached as Exhibit 2 is a copy of the Company’s unaudited consolidated financial statements and related notes.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AEGEAN MARINE PETROLEUM NETWORK INC.
(registrant)

Dated: November 10, 2011	By: /s/ E. Nikolas Tavlarios
Name: E. Nikolas Tavlarios Title: President

Exhibit 1

CONTACTS:
Aegean Marine Petroleum Network Inc.	Investor Relations:
(212) 763-5665	The IGB Group
investor@ampni.com	Leon Berman, Principal
(212) 477-8438

Aegean Marine Petroleum Network Inc.
Announces Third Quarter 2011 Financial Results

PIRAEUS, Greece, November 9, 2011 – Aegean Marine Petroleum Network Inc. (NYSE: ANW) (“Aegean” or the “Company”) today announced financial and operating results for the third quarter ended September 30, 2011.

Third Quarter Highlights

•	Recorded sales volumes of 2,715,439 metric tons.
•	Expanded net revenues to $77.2 million.
•	Recorded adjusted operating income of $13.8 million.
o	Operating income including a non-cash loss from the sale of a non-core vessel was $5.2 million.
•	Reported net loss of $3.3 million or $0.07 basic and diluted earnings per share which included a book loss of $8.6 million on the sale of a non-core asset.
o	Net income adjusted for the book loss was $5.3 million or $0.11 basic and diluted earnings per share.
•	Reported adjusted EBITDA (as defined in Note 1) of $22.4 million.
o	EBITDA including non-cash loss was $13.7 million in Q3 2011.
•	Commenced both physical supply and storage operations in Panama.
•	Took delivery of bunker tanker newbuilding.
•	Commenced 2 million share repurchase program.

The Company recorded net income for the three months ended September 30, 2011 of $5.3 million, or $0.11 basic and diluted earnings per share. On a GAAP basis, and including an $8.6 million non-cash loss from sale of a 1983-built floating storage tanker, the company reported a net loss of $3.3 million or $0.07 basic and diluted loss per share.  For purposes of comparison, the Company reported net income of $4.6 million, or $0.10 basic and diluted earnings per share, for the three months ended September 30, 2010. The weighted average basic and diluted shares outstanding for the three months ended September 30, 2011 were 45,992,860. The weighted average basic and diluted shares outstanding for the three months ended September 30, 2010 were 46,187,311 and 46,547,367 respectively.

Total revenues for the three months ended September 30, 2011, increased by 37.4% to $1,838.3 million compared to $1,337.5 million for the same period in 2010. For the three months ended September 30, 2011, sales of marine petroleum products increased by 36.9% to $1,824.9 million compared to $1,333.4 million for the year-earlier period. Net revenue, which equals total revenue less cost of goods sold and cargo transportation expenses, increased by 27.6% to $77.2 million in the third quarter of 2011 compared to $60.5 million in the year-earlier period.

For the three months ended September 30, 2011, the volume of marine fuel sold decreased by 5.4% to 2,715,439 metric tons as compared to 2,871,711 metric tons in the year-earlier period.

Adjusted operating income for the third quarter of 2011 increased by 40.8%, to $13.8 million as compared to $9.8 million for the same period in 2010. Operating income including a one-time loss on sale of vessel was $5.2 million.  Operating expenses, excluding the cost of fuel and cargo transportation costs, increased by $21.3 million, or 42.0%, to $72.0 million for the three months ended September 30, 2011 as compared to $50.7 million for the same period in 2010. This increase was principally due to an expanded logistics infrastructure and the loss on sale of vessel during the third quarter of 2011 compared to the third quarter of 2010.

E. Nikolas Tavlarios, President, commented, “During the third quarter, we continued to achieve notable progress implementing our strategy to enhance Aegean’s operational and financial performance. Consistent with our goal to strengthen Aegean’s global presence, we commenced physical supply and onshore storage operations in Panama, expanding our global presence to 19 markets covering nearly 60 ports. We also maintained our focus on improving Aegean’s cost structure by divesting additional non-core assets as we remain committed to increasing operating efficiencies. While overall market conditions remain challenging, we believe our growing integrated marine fuel logistics chain combined with a strong financial foundation positions Aegean well to continue to meet the positive worldwide demand for its comprehensive services and drive future earnings growth.”

Liquidity and Capital Resources

As of September 30, 2011, the Company had cash and cash equivalents of $37.6 million and working capital of $211.6 million. Non-cash working capital, or working capital excluding cash and debt, was $527.2 million as of September 30, 2011.

Net cash used in operating activities was $32.6 million for the three months ended September 30, 2011.  Net income, as adjusted for non-cash items, was $12.9 million for the period.

Net cash used in investing activities was $5.6 million for the three months ended September 30, 2011, mainly due to the advances for vessels and other fixed assets under construction but partly offset by the proceeds from the sale of a floating storage facility.

Net cash provided by financing activities was $34.2 million for the three months ended September 30, 2011, primarily driven by the increase in short-term borrowings.

As of September 30, 2011, the Company had approximately $217.0 million in available liquidity, which includes unrestricted cash and cash equivalents and available undrawn amounts under the Company’s short-term working capital facilities, to finance working capital requirements.  Furthermore, as of September 30, 2011, the Company had approximately $2.1 million available under its secured term loans to finance the construction of its new double-hull bunkering tankers.

Spyros Gianniotis, Chief Financial Officer, stated, “Aegean’s substantial access to capital serves as a core differentiator, enabling the Company to meet the significant working capital requirements of the marine fuel supply industry and procure large quantities of supply at a volume-based discount. By recently renewing our credit facility with a global financial institution, we have increased the aggregate amount of Aegean’s working capital credit facilities to more than $940 million. Our success in securing new bank debt under favorable terms in a challenging market environment demonstrates the continued confidence our lending group has in Aegean’s future prospects as we further expand our global full-service platform.”

Summary Consolidated Financial and Other Data (Unaudited)

	For the Three Months Ended September 30,		For the Nine Months Ended September 30,
	2010	2011	2010	2011
	(in thousands of U.S. dollars, unless otherwise stated)
Income Statement Data:
Revenues - third parties	$1,325,230	$1,828,105	$3,484,539	$5,181,554
Revenues - related companies	12,309	10,194	32,941	43,563
Total revenues	1,337,539	1,838,299	3,517,480	5,225,117
Cost of revenue (exclusive of items shown separately below) - third parties	1,200,590	1,643,151	3,114,275	4,710,651
Cost of revenue (exclusive of items shown separately below) - related companies	78,570	123,446	225,215	313,616
Total cost of sales	1,279,160	1,766,597	3,339,490	5,024,267
Selling and distribution	43,143	49,425	113,970	143,453
General and administrative	5,342	8,071	15,670	21,768
Amortization of intangible assets	101	360	383	1,069
(Gain)/Loss on sale of vessels, net	(2)	8,631	1,540	8,682
Operating Income	9,795	5,215	46,427	25,878
Net financing cost	4,618	7,493	11,742	20,234
Foreign exchange (gains) losses, net	2,839	(1,791)	2,584	(2,556)
Income taxes (benefit)/ expense	(2,271)	1,884	1,380	3,303
Net income/(loss)	4,609	(2,371)	30,721	4,897
Less income attributable to non-controlling interest	-	962	-	962
Net income/(loss) attributable to AMPNI shareholders	$4,609	$(3,333)	$30,721	$3,935
Basic earnings per share (U.S. dollars)	$0.10	$(0.07)	$0.66	$0.08
Diluted earnings per share (U.S. dollars)	$0.10	$(0.07)	$0.66	$0.08

EBITDA(1)	$14,108	$13,743	$64,573	$49,935

Other Financial Data:
Gross spread on marine petroleum products(2)	$53,912	$63,888	$169,195	$186,915
Gross spread on lubricants(2)	352	424	1,723	1,435
Gross spread on marine fuel(2)	53,560	63,464	167,472	185,480
Gross spread per metric ton of marine fuel sold (U.S. dollars) (2)	18.7	23.4	22.6	23.0
Net cash provided by (used in) operating activities	$14,816	$(32,565)	$(28,111)	$(90,319)
Net cash provided by (used in) investing activities	(13,550)	(5,594)	(149,821)	(27,038)
Net cash provided by financing activities	19,944	34,165	196,362	67,988

Sales Volume Data (Metric Tons): (3)
Total sales volumes	2,871,711	2,715,439	7,417,270	8,077,557

Other Operating Data:
Number of bunkering tankers, end of period(4)	54.0	58.0	54.0	58.0
Average number of bunkering tankers(4)(5)	53.5	56.0	48.0	55.5
Special Purpose Vessels, end of period(6)	1.0	1.0	1.0	1.0
Number of owned storage facilities, end of period(7)	7.0	8.0	7.0	8.0

Summary Consolidated Financial and Other Data (Unaudited)

	As of December 31, 2010	As of September 30, 2011

	(in thousands of U.S. dollars, unless otherwise stated)
Balance Sheet Data:
Cash and cash equivalents	86,499	37,565
Gross trade receivables	440,975	585,082
Allowance for doubtful accounts	(1,293)	(1,635)
Inventories	155,018	170,215
Current assets	733,199	851,361
Total assets	1,339,835	1,459,939
Trade payables	211,322	242,726
Current liabilities (including current portion of long-term debt)	520,378	639,749
Total debt	624,698	700,600
Total liabilities	869,472	987,924
Total stockholder’s equity	470,363	472,015

Working Capital Data:
Working capital(8)	212,821	211,612
Working capital excluding cash and debt(8)	402,762	527,211

1.
EBITDA represents net income before interest, taxes, depreciation and amortization. EBITDA does not represent and should not be considered as an alternative to net income or cash flow from operations, as determined by United States generally accepted accounting principles, or U.S. GAAP, and our calculation of EBITDA may not be comparable to that reported by other companies. EBITDA is included herein because it is a basis upon which the Company assesses its operating performance and because the Company believes that it presents useful information to investors regarding a company’s ability to service and/or incur indebtedness. The following table reconciles net income to EBITDA for the periods presented:

	For the Three Months Ended September 30,		For the Nine Months Ended September 30,
	2010	2011	2010	2011

Net income	4,609	(3,333)	30,721	3,935

Add: Net financing cost	4,618	7,493	11,742	20,234
Add: Income tax expense (benefit)	(2,271)	1,884	1,380	3,303
Add: Depreciation and amortization	7,152	7,699	20,730	22,463

EBITDA	14,108	13,743	64,573	49,935

2.
Gross spread on marine petroleum products represents the margin the Company generates on sales of marine fuel and lubricants.  Gross spread on marine fuel represents the margin that the Company generates on sales of various classifications of marine fuel oil (“MFO”) or marine gas oil (“MGO”). Gross spread on lubricants represents the margin that the Company generates on sales of lubricants. The Company calculates the above-mentioned gross spreads by subtracting from the sales of the respective marine petroleum product the cost of the respective marine petroleum product sold and cargo transportation costs. For arrangements in which the Company physically supplies the respective marine petroleum product using its bunkering tankers, costs of the respective marine petroleum products sold represents amounts paid by the Company for the respective marine petroleum product sold in the relevant reporting period. For arrangements in which the respective marine petroleum product is purchased from the Company’s related company, Aegean Oil S.A., or Aegean Oil, cost of the respective marine petroleum products sold represents the total amount paid by the Company to the physical supplier for the respective marine petroleum product and its delivery to the customer. For arrangements in which the Company purchases cargos of marine fuel for its floating storage facilities, transportation costs may be included in the purchase price of marine fuels from the supplier or may be incurred separately from a transportation provider.

Gross spread per metric ton of marine fuel sold represents the margin the Company generates per metric ton of marine fuel sold. The Company calculates gross spread per metric ton of marine fuel sold by dividing the gross spread on marine fuel by the sales volume of marine fuel. Marine fuel sales do not include sales of lubricants. The following table reflects the calculation of gross spread per metric ton of marine fuel sold for the periods presented:

	For the Three Months Ended September 30,		For the Nine Months Ended September 30,
	2010	2011	2010	2011

Sales of marine petroleum products	1,333,444	1,824,941	3,505,040	5,196,577
Less: Cost of marine petroleum products sold	(1,279,532)	(1,761,053)	(3,335,845)	(5,009,662)
Gross spread on marine petroleum products	53,912	63,888	169,195	186,915
Less: Gross spread on lubricants	(352)	(424)	(1,723)	(1,435)
Gross spread on marine fuel	53,560	63,464	167,472	185,480

Sales volume of marine fuel (metric tons)	2,871,711	2,715,439	7,417,270	8,077,557

Gross spread per metric ton of marine fuel sold (U.S. dollars)	18.7	23.4	22.6	23.0

3.
Sales volume of marine fuel is the volume of sales of various classifications of MFO and MGO for the relevant period and is denominated in metric tons. The Company does not use the sales volume of lubricants as an indicator.

The Company’s markets include its physical supply operations in the United Arab Emirates, Gibraltar, Jamaica, Singapore, Northern Europe, Ghana, Vancouver, Montreal, Mexico, Portland (U.K.), Trinidad and Tobago (Southern Caribbean), Tangiers (Morocco), Las Palmas, Cape Verde, Tenerife, Panama and Greece, where the Company conducts operations through its related company, Aegean Oil.

4.	Bunkering fleet comprises both bunkering vessels and barges.

5.
Figure represents average bunkering fleet number for the relevant period, as measured by the sum of the number of days each bunkering tanker or barge was used as part of the fleet during the period divided by the cumulative number of calendar days in the period multiplied by the number of bunkering tankers at the end of the period.   This figure does not take into account non-operating days due to either scheduled or unscheduled maintenance.

6.	Special Purpose Vessels consists of the Orion, a 550 dwt tanker which is based in our Greek market.

7.
The Company operates two Panamax tankers, the Fos II and the Aeolos, and one Aframax tanker, the Leader as floating storage facilities in Ghana, Gibraltar and United Arab Emirates. Additionally, the Company operates a barge, the Mediterranean, as a floating storage facility in Greece and a small tanker, the Tapuit, as a floating storage facility in Northern Europe.  The Company also has on-land storage facilities in Portland,  Las Palmas and Panama.

The ownership of storage facilities allows the Company to mitigate its risk of supply shortages. Generally, storage costs are included in the price of refined marine fuel quoted by local suppliers. The Company expects that the ownership of storage facilities will allow it to convert the variable costs of this storage fee mark-up per metric ton quoted by suppliers into fixed costs of operating its owned storage facilities, thus enabling the Company to spread larger sales volumes over a fixed cost base and to decrease its refined fuel costs.

8.
Working capital is defined as current assets minus current liabilities. Working capital excluding cash and debt is defined as current assets minus cash and cash equivalents minus restricted cash minus current liabilities plus short-term borrowings plus current portion of long-term debt.

Third Quarter 2011 Dividend Announcement
On November 9, 2011, the Company’s Board of Directors declared a third quarter 2011 dividend of $0.01 per share payable on December 8, 2011, to shareholders of record as of November 24, 2011. The dividend amount was determined in accordance with the Company’s dividend policy of paying cash dividends on a quarterly basis subject to factors including the requirements of Marshall Islands law, future earnings, capital requirements, financial condition, future prospects and such other factors as are determined by the Company’s Board of Directors. The Company anticipates retaining most of its future earnings, if any, for use in operations and business expansion.

Conference Call and Webcast Information
Aegean Marine Petroleum Network Inc. will conduct a conference call and simultaneous Internet webcast on Thursday, November 10, 2011 at 8:30 a.m. Eastern Time, to discuss its third quarter results.  Investors may access the webcast and related slide presentation, by visiting the Company’s website at www.ampni.com, and clicking on the webcast link.  The conference call also may be accessed via telephone by dialing (888) 634-7543 (for U.S.-based callers) or (719) 457-2652 (for international callers) and enter the passcode: 6349660.

A replay of the webcast will be available soon after the completion of the call and will be accessible on www.ampni.com.  A telephone replay will be available through November 24, 2011 by dialing (888) 203-1112 (for U.S.-based callers) or (719) 457-0820 (for international callers) and enter the passcode: 6349660.

About Aegean Marine Petroleum Network Inc.
Aegean Marine Petroleum Network Inc. is an international marine fuel logistics company that markets and physically supplies refined marine fuel and lubricants to ships in port and at sea. The Company procures product from various sources (such as refineries, oil producers, and traders) and resells it to a diverse group of customers across all major commercial shipping sectors and leading cruise lines. Currently, Aegean has a global presence in 19 markets, including Vancouver, Montreal, Mexico, Jamaica, Trinidad and Tobago, West Africa, Gibraltar, U.K., Northern Europe, Piraeus, Patras, the United Arab Emirates, Singapore, Morocco, the Antwerp-Rotterdam-Amsterdam (ARA) region, Las Palmas, Tenerife, Cape Verde and Panama.

Cautionary Statement Regarding Forward-Looking Statements
Matters discussed in this press release may constitute forward-looking statements.  The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business.  Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words "believe," "intend," "anticipate," "estimate," "project," "forecast," "plan," "potential," "may," "should," "expect" and similar expressions identify forward-looking statements. The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management's examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.

In addition to these important factors, other important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include our ability to manage growth, our ability to maintain our business in light of our proposed business and location expansion, our ability to obtain double hull secondhand bunkering tankers, the outcome of legal, tax or regulatory proceedings to which we may become a party, adverse conditions in the shipping or the marine fuel supply industries, our ability to retain our key suppliers and key customers, material disruptions in the availability or supply of crude oil or refined petroleum products, changes in the market price of petroleum, including the volatility of spot pricing, increased levels of competition, compliance or lack of compliance with various environmental and other applicable laws and regulations, our ability to collect accounts receivable, changes in the political, economic or regulatory conditions in the markets in which we operate, and the world in general, our failure to hedge certain financial risks associated with our business, our ability to maintain our current tax treatments and our failure to comply with restrictions in our credit agreements and other factors.  Please see our filings with the Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties.

Exhibit 2

AEGEAN MARINE PETROLEUM NETWORK INC.
CONDENSED CONSOLIDATED BALANCE SHEETS
AS OF DECEMBER 31, 2010 AND SEPTEMBER 30, 2011
(UNAUDITED)

(Expressed in thousands of U.S. dollars – except for share and per share data)

	December 31, 2010	September 30, 2011
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$86,499	37,565
Trade receivables, net of allowance for doubtful accounts of $1,293 and $1,635, as of December 31, 2010 and September 30, 2011, respectively	439,682	583,447
Due from related companies	20,510	19,267
Derivative asset	-	1,135
Inventories	155,018	170,215
Prepayments and other current assets	26,150	34,380
Restricted cash	5,340	5,352
Total current assets	733,199	851,361

FIXED ASSETS:
Advances for vessels under construction and acquisitions	77,858	36,418
Advances for other fixed assets under construction	11,630	23,420
Vessels, cost	479,489	519,851
Vessels, accumulated depreciation	(54,168)	(65,769)
Vessels’ net book value	425,321	454,082
Other fixed assets, net	13,511	13,222
Total fixed assets	528,320	527,142

OTHER NON-CURRENT ASSETS:
Deferred charges, net	18,065	20,059
Intangible assets	19,984	20,414
Goodwill	37,946	37,946
Deferred tax asset	2,218	2,861
Other non-current assets	103	156
Total assets	1,339,835	1,459,939
LIABILITIES AND EQUITY
CURRENT LIABILITIES:
Short-term borrowings	206,884	337,006
Current portion of long-term debt	74,896	21,510
Trade payables to third parties	192,850	212,509
Trade payables to related companies	18,472	30,217
Other payables to related companies	572	3,338
Derivative liability	-	-
Accrued and other current liabilities	26,704	35,169
Total current liabilities	520,378	639,749

OTHER NON-CURRENT LIABILITIES:
Long-term debt, net of current portion	342,918	342,084
Deferred tax liability	2,669	2,787
Derivative liability	-	243
Other non-current liabilities	3,507	3,061
Total non-current liabilities	349,094	348,175

COMMITMENTS AND CONTINGENCIES	-	-

AMPNI STOCKHOLDERS’ EQUITY:
Preferred stock, $0.01 par value; 25,000,000 shares authorized, none issued	-	-
Common stock, $0.01 par value; 100,000,000 shares authorized at December 31, 2010 and September 30, 2011; 47,709,420 and 46,229,231 shares, issued at December 31, 2010 and September 30, 2011, respectively	477	482
Treasury stock $0.01 par value; 1,000,000 and 1,967,639 shares, repurchased at December 31, 2010 and September 30, 2011, respectively	(24,680)	(29,308)
Additional paid-in capital	337,196	339,975
Retained earnings	157,370	159,904
Total AMPNI stockholders’ equity	470,363	471,053

Non-controlling interest	-	962
Total permanent equity	470,363	472,015
Total liabilities and equity	1,339,835	1,459,939

The accompanying notes are an integral part of these condensed consolidated financial statements

AEGEAN MARINE PETROLEUM NETWORK INC.
CONDENSED CONSOLIDATED STATEMENTS OF INCOME
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2010 AND 2011
(UNAUDITED)

(Expressed in thousands of U.S. dollars – except for share and per share data)

	Nine Months Ended September 30,
	2010	2011

Revenues
Revenues – third parties	$3,484,539	5,181,554
Revenues – related companies	32,941	43,563

Total revenues	3,517,480	5,225,117

Cost of Sales
Cost of revenue (exclusive of items shown separately below) – third parties	3,114,275	4,710,651
Cost of revenue (exclusive of items shown separately below) – related companies	225,215	313,616

Total Cost of Sales	3,339,490	5,024,267

OPERATING EXPENSES:
Selling and Distribution	113,970	143,453
General and Administrative	15,670	21,768
Amortization of intangible assets	383	1,069
Loss on sale of vessels, net	1,540	8,682

Total operating expenses	131,563	174,972

Operating income	46,427	25,878

OTHER INCOME/(EXPENSE):
Interest and finance costs	(11,760)	(20,269)
Interest income	18	35
Foreign exchange gains (losses), net	(2,584)	2,556
	(14,326)	(17,678)

Income before income taxes	32,101	8,200

Income taxes	(1,380)	(3,303)

Net income	$30,721	$4,897
Less income attributable to non-controlling interest	-	962
Net income attributable to AMPNI shareholders	$30,721	$3,935

Basic earnings per common share	$0.66	$0.08
Diluted earnings per common share	$0.66	$0.08

Weighted average number of shares, basic	$46,329,254	$46,184,387
Weighted average number of shares, diluted	46,512,978	46,184,387

The accompanying notes are an integral part of these condensed consolidated financial statements

AEGEAN MARINE PETROLEUM NETWORK INC.
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2010 AND 2011
(UNAUDITED)

(Expressed in thousands of U.S. dollars)

	Nine Months Ended September 30,
	2010	2011
Cash flows from operating activities:
Net income	$30,721	$4,897
Adjustments to reconcile net income to net cash used in operating activities:
Depreciation	15,962	16,147
(Release of)/ additions to doubtful accounts	(459)	342
Share-based compensation	3,138	2,784
Amortization	5,379	7,060
Deferred income taxes (benefit)	1,380	(525)
Unrealized loss (gain) on derivatives	-	(892)
Loss on sale of vessels	1,540	8,682
(Increase) Decrease in:
Trade receivables	(76,133)	(144,542)
Due from related companies	(8,105)	1,243
Inventories	7,143	(15,197)
Prepayments and other current assets	(3,000)	(8,230)
Increase (Decrease) in:
Trade payables	(1,550)	34,111
Other payables to related companies	1,155	2,766
Accrued and other current liabilities	3,642	8,600
Other non-current assets	(4,109)	(53)
Other non-current liabilities	2,180	336
Payments for dry-docking	(6,995)	(7,848)
Net cash used in operating activities	(28,111)	(90,319)

Cash flows from investing activities:
Advances for vessels under construction	(50,695)	(22,040)
Advances for vessels acquisitions	(26,576)	-
Advances for other fixed assets under construction	(1,650)	(11,790)
Corporate acquisitions, net of cash acquired	(63,652)	-
Purchase of intangible assets	-	(1,500)
Net proceeds from sale of vessels	2,920	8,474
Purchase of other fixed assets	(10,162)	(170)
Decrease/ (increase) in restricted cash	(6)	(12)
Net cash used in investing activities	(149,821)	(27,038)

Cash flows from financing activities:
Proceeds from long-term debt	166,721	17,273
Repayment of long-term debt	(105,398)	(71,493)
Repayment of capital lease obligation	(919)	(917)
Net change in short-term borrowings	23,167	130,122
Financing costs paid	(165)	(968)
Repurchases of common stock	(24,680)	(4,628)
Proceeds from the issuance of common stock	147,109	-
Issuance of common stock cost	(8,062)	-
Dividends paid	(1,411)	(1,401)
Net cash provided by financing activities	196,362	67,988

Effect of exchange rate changes on cash and cash equivalents	-	435

Net change in cash and cash equivalents	18,430	(48,934)
Cash and cash equivalents at beginning of period	54,841	86,499
Cash and cash equivalents at end of period	$73,271	$37,565

The accompanying notes are an integral part of these condensed consolidated financial statements

AEGEAN MARINE PETROLEUM NETWORK INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED) (Continued)

 (Expressed in thousands of U.S. dollars –
except share and per share data, unless otherwise stated)

1.     Basis of Presentation and General Information:

The accompanying unaudited condensed consolidated financial statements include the accounts of Aegean Marine Petroleum Network Inc. (“Aegean” or “AMPNI”) and its subsidiaries (Aegean and its subsidiaries are hereinafter collectively referred to as the “Company”) and have been prepared in accordance with U.S. generally accepted accounting principles for interim financial information. Accordingly, they do not include all the information and notes required by U.S. generally accepted accounting principles (“US GAAP”) for complete financial statements.

These unaudited condensed consolidated financial statements have been prepared on the same basis as the annual financial statements and, in the opinion of management, reflect all adjustments, which include only normal recurring adjustments, considered necessary for a fair presentation of the Company’s financial position, results of operations and cash flows for the periods presented. Operating results for the nine months ended September 30, 2011 are not necessarily indicative of the results that might be expected for the fiscal year ending December 31, 2011.

These unaudited condensed consolidated financial statements presented in this report should be read in conjunction with the audited consolidated financial statements included in the Company’s Annual Report on Form 20-F for the year ended December 31, 2010.

The carrying amounts of cash and cash equivalents, trade accounts receivable, and trade accounts payable reported in the consolidated balance sheets approximate their respective fair values because of the short term nature of these accounts. The fair value of revolving credit facilities is estimated based on current rates offered to the Company for similar debt of the same remaining maturities. Additionally, the Company considers its creditworthiness in determining the fair value of the revolving credit facilities.  The carrying value approximates the fair market value for the floating rate loans.

2.     Significant accounting policies:

Except as updated below, the significant accounting policies we use for quarterly financial reporting are the same as those disclosed in Note 2 of the “Notes to the Consolidated Financial Statements” included in the Company’s Annual Report on Form 20-F for the year ended December 31, 2010.

Reclassification

Our statements of income for the period ended September 30, 2010 has been reclassified to conform to the analysis and presentation required for the implementation of a new reporting system for the Company. This reclassification provides a better representation of our consolidated results of operations according to the industry practice and has no effect on our consolidated financial position, results of operations or cash flows.

Derivative Financial Instruments

The Company enters into derivative contracts in order to mitigate the risk of market price fluctuations in fuel and the interest rate risk deriving from its loan agreements.  The derivative instruments are classified according to the accounting guidance provided by US GAAP for derivative instruments and hedging activities.   The Company currently does not apply hedge accounting to its derivative instruments.

Interest Rate Swap: Changes in the estimated fair value of the interest rate swap are recognized as components of interest and finance costs in the condensed consolidated statement of income. The fair value of the contract is recorded in the Company’s consolidated balance sheet in non-current liabilities.

Fuel Pricing Contracts: Changes in the estimated fair value of the fuel pricing contracts are recognized as components of cost of revenue in the condensed consolidated statement of income.  The fair value of the outstanding derivative asset/liability is separately presented in the Company’s consolidated balance sheet in current assets/liabilities.
The Company classifies cash flows related to derivative financial instruments within cash used in operating activities in the condensed consolidated statement of cash flows.

For more information on our derivatives, see Note 11.

Principles of consolidation

The Company consolidates subsidiaries where it holds a controlling financial interest. The condition for a controlling interest is ownership of majority of the voting interest of over 50% of the outstanding voting shares. Noncontrolling interest in both equity and income statement of subsidiaries are stated separately.

AEGEAN MARINE PETROLEUM NETWORK INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED) (Continued)

 (Expressed in thousands of U.S. dollars –
except share and per share data, unless otherwise stated)

Recently Issued Accounting Standards:

In September, 2011, a new guidance was issued, which amends the guidance on testing goodwill for impairment. Under the revised guidance, entities testing goodwill for impairment have the option of performing a qualitative assessment before calculating the fair value of the reporting unit (i.e., step 1 of the goodwill impairment test). If entities determine, on the basis of qualitative factors, that the fair value of the reporting unit is more likely than not less than the carrying amount, the two-step impairment test would be required. The guidance does not change how goodwill is calculated or assigned to reporting units, nor does it revise the requirement to test goodwill annually for impairment. In addition, the guidance does not amend the requirement to test goodwill for impairment between annual tests if events or circumstances warrant; however, it does revise the examples of events and circumstances that an entity should consider. The amendments are effective for annual and interim goodwill impairment tests performed for fiscal years beginning after December 15, 2011. Early adoption is permitted. The Company is currently assessing the potential impact from the adoption of this guidance on the consolidated statements of income and consolidated balance sheets.

In May 2011, a new guidance was issued to provide a fair value framework. Some amendments to the fair value measurement of nonfinancial assets by best use and valuation premise, the financial assets and liabilities by offsetting the risk positions, the premiums and discounts applied, the instruments classified in the reporting entity’s shareholder’s equity and new disclosure requirements were addressed. The guidance is effective for interim and annual periods beginning after December 15, 2011.  The management is currently evaluating the impact on the Company's financial statements.

3.     Inventories:

The amounts shown in the accompanying condensed consolidated balance sheets are analyzed as follows:

	December 31, 2010	September 30, 2011
Held for sale:
Marine Fuel Oil	124,316	125,062
Marine Gas Oil	27,726	41,076
	152,042	166,138
Held for consumption:
Marine fuel	1,739	2,822
Lubricants	995	1,014
Stores	24	31
Victuals	218	210
	2,976	4,077

Total	155,018	170,215

4.      Advances for Vessels under Construction and Acquisitions:

During the nine months ended September 30, 2011, the movement of the account, advances for vessels under construction and acquisitions, was as follows:

Balance, January 1, 2011	77,858
Advances for vessels under construction and related costs	19,563
Vessels delivered	(61,003)
Balance September 30, 2011	36,418

The amounts shown in the accompanying condensed consolidated balance sheets include advance and milestone payments relating to the shipbuilding contracts with shipyards, advance and milestone payments relating to the contracts with the engineering firm, advance payments for the acquisition of assets, and any material related expenses incurred during the construction periods which were capitalized.

As of September 30, 2011 advances for vessels under construction and acquisitions, is analyzed as follows:

			September 30, 2011
Vessel Name	Year of Expected Delivery	Contract Amount	Contract Payments	Capitalized Costs	Total
Fujian Shipyard
DN-3800-15*	2011	10,280	10,280	1,490	11,770
Qingdao Hyundai Shipyard
QHS-227*	2011	11,863	11,863	1,521	13,384
QHS-228	2011	12,200	10,420	844	11,264

	Total	34,343	32,563	3,855	36,418

* Vessel delivered but as of September 30, 2011, was not positioned and operational.

AEGEAN MARINE PETROLEUM NETWORK INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED) (Continued)

 (Expressed in thousands of U.S. dollars –
except share and per share data, unless otherwise stated)

As of September 30, 2011 the remaining obligations under these contracts which are payable within 2011 amount to $1,780.

5.     Advances for Other Fixed Assets under Construction:

Fujairah in-land storage facility: In July 2010, the Company assumed a 25-year terminal lease agreement from a related party, which will be automatically renewed for an additional 25 years, with the Municipality of Fujairah, and to build an in-land storage facility in the United Arab Emirates with total estimated costs of $105,000. The Company is expected to complete the construction of the new facility until the end of year 2013 and the payment of the contractual amounts will be made with the progress of the construction.  As of September 30, 2011, the Company has paid advances for construction and related costs of the in-land storage facility amounting to $23,420. The contractual obligations arising from signed contracts relating to this project after September 30, 2011 are $5,795 for 2011, $46,240 for 2012 and $26,485 for 2013.

6.     Vessels:

During the nine months ended September 30, 2011, the movement of the account, vessels, was as follows:

	Vessel Cost	Accumulated Depreciation	Net Book Value
Balance, January 1, 2011	479,489	(54,168)	425,321
- Vessels additions	61,003	-	61,003
- Vessels sold	(20,641)	4,087	(16,554)
- Depreciation	-	(15,688)	(15,688)
Balance, September 30, 2011	519,851	(65,769)	454,082

On January 11, 2011, the newly-constructed bunkering tanker, Kassos (ex-QHS-225), with a total cost of $13,498, became operational in the Company’s service center in Gibraltar.

On March 2, 2011, the newly-constructed bunkering tanker, Ios (ex-3800-13), with a total cost of $12,158, became operational in the Company’s service center in Fujairah.

On March 5, 2011, the Company sold the vessel Aegean VII to an unaffiliated third-party purchaser for an aggregate price of $400. The loss on sale of $20 was calculated as the sale price less the carrying value of the vessel of $205, related sales expenses of $10 and the carrying value of unamortized dry-docking costs of $205. This loss is included under the loss on sale of vessels in the consolidated statements of income.

       On April 27, 2011, the newly-constructed bunkering tanker, Tilos (ex-QHS-226), with a total cost of $13,174, became operational in the Company’s service center in Singapore.

      On May 10, 2011, the newly-constructed bunkering tanker, Anafi (ex-3800-14), with a total cost of $11,798, became operational in the Company’s service center in Singapore.

      On May 26, 2011, the newly-constructed bunkering tanker, Montana, with a total cost of $10,320, became operational in the Company’s service center in Belgium.

On May 26, 2011, the Company sold the vessel Star Blender to an unaffiliated third-party purchaser for an aggregate price of $40. The loss on sale of $31 was calculated as the sale price less the carrying value of the vessel of $71. This loss is included under the loss on sale of vessels in the consolidated statements of income.

On September 2, 2011, the Company sold the vessel Ouranos to an unaffiliated third-party purchaser for an aggregate price of $8,379. The loss on sale of $8,631 was calculated as the sale price less the carrying value of the vessel of $ 16,277, related sales expenses of $ 335 and the carrying value of unamortized dry-docking costs of $ 398. This loss is included under the loss on sale of vessels in the consolidated statements of income.

AEGEAN MARINE PETROLEUM NETWORK INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED) (Continued)

 (Expressed in thousands of U.S. dollars –
except share and per share data, unless otherwise stated)

7.      Other Fixed Assets:

The amounts in the accompanying consolidated balance sheets are analyzed as follows:

	Land	Buildings	Other	Total
Cost, December 31, 2010	9,036	3,459	2,392	14,887
- Additions	-	-	170	170
Cost, September 30, 2011	9,036	3,459	2,562	15,057

Accumulated depreciation, December 31, 2010	-	(280)	(1,096)	(1,376)
- Depreciation expense	-	(101)	(358)	(459)
Accumulated depreciation, September 30, 2011	-	(381)	(1,454)	(1,835)

Net book value, December 31, 2010	9,036	3,179	1,296	13,511
Net book value, September 30, 2011	9,036	3,078	1,108	13,222

8.      Deferred Charges:

During the nine months ended September 30, 2011, the movement of the account, deferred charges was as follows:

	Dry-docking	Financing Costs	Total
Balance, January 1, 2011	17,036	1,029	18,065
- Additions	7,619	968	8,587
- Disposals	(602)	-	(602)
- Amortization	(5,247)	(744)	(5,991)
Balance, September 30, 2011	18,806	1,253	20,059

The amortization for dry-docking costs is included under selling and distribution expenses in the accompanying condensed consolidated statements of income. The amortization of financing costs is included in interest and finance costs in the accompanying condensed consolidated statements of income.

9.       Goodwill and intangible assets:

Goodwill: Goodwill identified represents the purchase price in excess of the fair value of the identifiable net assets of the acquired business at the date of acquisition. The Company tests for impairment at least annually (as of December 31), or more frequently if impairment indicators arise, using a two step process. The first step identifies potential impairment by comparing the estimated fair value of a reporting unit with its book value including goodwill. If the fair value exceeds the carrying amount, goodwill is not impaired and the second step is not necessary. If the carrying value exceeds the fair value, the second step calculates the possible impairment loss by comparing the implied fair value of goodwill with the carrying amount. If the implied fair value of goodwill is less than the carrying amount, a write-down is recorded.

The decline in our stock price such that the market capitalization was lower than the consolidated net book value as of September 30, 2011 indicated the need for an interim impairment assessment. The Company calculated the fair value of the reporting unit using the discounted cash flow method, and determined that the implied fair value of goodwill exceeded the book value. The discounted cash flows calculation is subject to management judgment related to revenue growth, capacity utilization, and the future price of marine fuel products. No impairment loss was recorded at September 30, 2011.

Intangible assets: The Company has identified finite-lived intangible assets associated with concession agreements acquired with the purchase of the Portland subsidiary, the Las Palmas and Panama sites and a non-compete covenant acquired with the Verbeke business. The values recorded have been recognized at the date of the acquisition and are amortized on a straight line basis over their useful life.

AEGEAN MARINE PETROLEUM NETWORK INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED) (Continued)

 (Expressed in thousands of U.S. dollars –
except share and per share data, unless otherwise stated)

The amounts in the accompanying consolidated balance sheets are analyzed as follows:

		Concession agreements	Non-compete covenant	Total
Cost as per	December 31, 2010	18,297	3,365	21,662
	September 30, 2011	19,797	3,365	23,162
Accumulated Amortization as per	December 31, 2010	1,290	388	1,678
	September 30, 2011	1,972	776	2,748
NBV as per	December 31, 2010	17,007	2,977	19,984
	September 30, 2011	17,825	2,589	20,414
Amortization Schedule	2011	262	129	391
	2012	988	517	1,505
	2013	988	517	1,505
	2014	988	517	1,505
	2015	988	517	1,505
	Thereafter	13,611	392	14,003

10.           Total Debt:

The amounts comprising total debt are presented in the accompanying condensed consolidated balance sheet as follows:

Loan Facility	December 31, 2010	September 30, 2011
Short-term borrowings:
Revolving overdraft facility 3/30/2011 (e)	1,600	9,915
Trade credit facility 5/23/2011 (b)	60,060	71,138
Revolving credit facility 4/20/2011 (c)	52,229	48,358
Revolving credit facility 10/12/2010	40,000	41,000
Revolving credit facility 6/21/2011 (a)	2,995	134,095
Receivables credit and assignment agreement 9/21/2010	50,000	32,500
Total short-term borrowings	206,884	337,006
Long-term debt:
Secured syndicated term loan 8/30/2005	29,740	27,940
Secured term loan facility under senior secured credit facility 12/19/2006	25,420	23,320
Secured term loan 10/25/2006	23,961	22,845
Secured term loan 10/27/2006	16,047	15,129
Secured syndicated term loan 10/30/2006	59,658	57,087
Secured term loan 9/12/2008	34,228	39,291
Secured syndicated term loan 4/24/2008	31,970	33,189
Secured syndicated term loan 7/8/2008	10,500	9,000
Secured term loan 4/1/2010	2,844	2,607
Secured term loan 4/1/2010	3,446	2,720
Roll over agreement 4/1/2010 (d)	-	7,466
Overdraft facility under senior secured credit facility 3/3/2011(f)	180,000	123,000
Total	417,814	363,594
Less: Current portion of long-term debt	(74,896)	(21,510)
Long-term debt, net of current portion	342,918	342,084

The above dates show the later of the date of the facility, the date of the most recent renewal or the date the loan was assumed by the Company.

AEGEAN MARINE PETROLEUM NETWORK INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED) (Continued)

 (Expressed in thousands of U.S. dollars –
except share and per share data, unless otherwise stated)

a)
On June 21, 2011, the Company renewed for one year its revolving credit facility with the international bank for an amount up to $200,000. The renewed facility bears interest at LIBOR plus 2.4% and the financial covenants are that the Company shall ensure at all times that working capital is not less than $75,000, the liable capital of the Company, which is defined as its capital, revenue reserves, minority interests and subordinated debt less its intangible assets and any loans of to related companies, is not less than $375,000 and that its current ratio is not less than 1.15.

b)
On May 23, 2011, the Company renewed the trade credit facility with the international bank named as “Uncommitted Secured and Storage Borrowing Base Facility” for an amount up to $220,000. The facility was renewed until January 31, 2012 and bears interest at LIBOR plus 2.50%.

c)	On April 20, 2011, the Company, through its subsidiary Verbeke Bunkering, renewed its overdraft facility with a Belgian bank from $55,000 to $70,000. All the terms of the agreement remain the same.

d)
On April 01, 2010, the Company assumed a loan agreement with an international bank that was signed, on October 6, 2009, by its acquired entity Verbeke Bunkering N.V and a third party. The purpose of this roll over credit facility for an amount of €5,680,000 is to finance the new building Montana and bears interest at EURIBOR plus 1.26%. The credit facility is repayable in quarterly installments of approximately €95,000.

e)
On March 30, 2011, the Company renewed the revolving overdraft credit facility with the Greek bank. The facility expires on March 1, 2012 and has a credit limit of up to $10,000. The amended facility bears interest at LIBOR plus 5.50%, is secured by, among other things, a first priority mortgage over each of the vessels Aegean Ace, Aegean Champion and Sara.

f)
On March 3, 2011, the Company renewed retroactively from February 1, 2011, the senior secured syndicated revolving credit and letter of credit facility that was signed on March 16, 2009. The facility expires on January 30, 2013 and has a credit limit of up to $210,000 consisting of a committed amount of up to $125,000 and an uncommitted amount of up to $85,000. The facility bears interest at LIBOR plus 3.00%, while documentary and standby letters of credit are subject to commissions of 0.70% and 1.60%, respectively.

The annual principal payments of long-term debt required to be made after September 30, 2011 is as follows:

Amount
October 1 to December 31, 2011	5,376
2012	21,502
2013	149,002
2014	18,686
2015	18,374
2016 and thereafter	150,654
363,594

AEGEAN MARINE PETROLEUM NETWORK INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED) (Continued)

 (Expressed in thousands of U.S. dollars –
except share and per share data, unless otherwise stated)

11.  Derivatives and fair value measurements:

The Company uses derivative instruments in accordance with its overall risk management strategy.  The change in the fair value of these instruments measured at the mark-to-market prices are recognized immediately through earnings.  For additional information on our derivatives accounting policy, see Note 2.

The following describes the Company’s derivative classifications:

Interest Rate Swap
The Company enters into interest rate swap contracts to economically hedge its exposure to variability in its floating rate long-term debt.  Under the terms of the interest rate swaps, the Company and the bank agreed to exchange at specified intervals the difference between paying fixed rate and floating rate interest amount calculated by reference to the agreed principal amount and maturity.  Interest rate swaps allow the Company to convert long-term borrowings issued at floating rates to equivalent fixed rates.

As of September 30, 2011, the Company was committed to the following 15 year interest rate swap arrangement with a call option for the bank to terminate it after 5 years duration, on March 31, 2016:

	Interest Rate Index	Principal Amount	Fair Value/Carrying Amount of Liability	Weighted-average remaining term	Fixed Interest Rate

U.S. Dollar-denominated Interest Rate Swap	Euribor	$7,466	$243	14.51	2.35%

The Company is exposed to credit loss in the event of non-performance by the counterparty to the interest rate swap agreement.  In order to minimize counterparty risk, the Company only enters into derivative transactions with counterparties that are rated A or better by AAA at the time of the transactions.

The following table presents information about our derivative instruments measured at fair value and their locations on the condensed consolidated balance sheets:

		As of
	Balance Sheet Location	September 30, 2011	December 31, 2010

Fuel pricing contracts (short)	Derivative assets	1,135	-
	Total	1,135	-

The Company has the right of offset with the counterparty of the fuel pricing contracts, and settles outstanding balances on a quarterly basis.  Therefore, these amounts are presented net in the condensed consolidated balance sheet.

The following table presents the effect and financial statement location of our derivative instruments on our condensed consolidated statement of income for the nine months ended September 30, 2011:

		Nine months ended September 30,
	Statements of Income Location	2010	2011

Fuel pricing contracts (short)	Cost of revenue - third parties	-	1,135
Interest rate contracts	Interest and finance cost	-	(243)
Total		-	892

AEGEAN MARINE PETROLEUM NETWORK INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED) (Continued)

 (Expressed in thousands of U.S. dollars –
except share and per share data, unless otherwise stated)

The following table sets forth by level our liabilities that are measured at fair value on a recurring basis.  As required by the fair value guidance, liabilities are categorized in their entirety based on the lowest level of input that is significant to the fair value measurement.

		Fair value measurements at September 30, 2011
Assets/ (Liabilities)	Total	Quoted prices in active markets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
Interest Rate Swap	(243)	-	(243)	-
Fuel pricing contracts (short)	1,135	-	1,135	-

Total	892	-	892	-

Interest rate swaps are valued using pricing models and the Company generally uses similar models to value similar instruments.  Where possible, the Company verifies the values produced by its pricing models to market prices.  Valuation models require a variety of inputs, including contractual terms, market prices, yield curves, credit spreads, measures of volatility, and correlations of such inputs.

Fuel pricing contracts are valued using quoted market prices of the underlying commodity. The Company evaluates the prices provided through the forward curves to calculate the mark-to-market valuation of the fuel pricing derivatives.

The Company’s derivatives trade in liquid markets, and as such, model inputs can generally be verified and do not require significant management judgment.  Such instruments are classified within Level 2 of the fair value hierarchy.

12.      Revenues and Cost of Sales:

The amounts in the accompanying condensed consolidated statements of income are analyzed as follows:

	Nine Months Ended September 30,
	2010	2011

Sales of marine petroleum products	3,505,040	5,196,577
Voyage revenues	5,506	16,977
Other revenues	6,934	11,563
Revenues	3,517,480	5,225,117

Cost of marine petroleum products	3,333,398	5,009,662
Cost of voyage revenues	4,840	13,841
Cost of other revenues	1,252	764
Cost of Revenues	3,339,490	5,024,267

AEGEAN MARINE PETROLEUM NETWORK INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED) (Continued)

 (Expressed in thousands of U.S. dollars –
except share and per share data, unless otherwise stated)

13.      Selling and Distribution:

The amounts in the accompanying condensed consolidated statements of income are analyzed as follows:

	Nine Months Ended September 30,
	2010	2011

Salaries	38,689	47,370
Depreciation	14,099	13,386
Vessel hire charges	5,650	9,623
Amortization of dry-docking costs	4,385	5,247
Vessel operating expenses	27,742	30,482
Bunkers consumption	16,758	23,260
Storage costs	1,855	5,407
Other	4,792	8,678
Selling and Distribution expenses	113,970	143,453

14.      General and Administrative:

The amounts in the accompanying condensed consolidated statements of income are analyzed as follows:

	Nine Months Ended September 30,
	2010	2011

Salaries	6,437	10,940
Depreciation	390	459
Office expenses	8,843	10,369
General and Administrative expenses	15,670	21,768

15.	Commitments and Contingencies:

Lease Commitments: The Company leases storage facilities, buildings and automobiles under operating leases, which require the Company to pay maintenance, insurance and other expenses in addition to annual rentals. The minimum annual payments under all non-cancelable operating leases at September 30, 2011 are as follows:

2011	3,458
2012	13,775
2013	13,803
2014	13,773
2015	13,807
Thereafter	271,415

Total minimum annual payments under all non-cancelable operating leases	330,031

Rent expense under operating leases was $1,313 and $2,999 for the nine months period ended September 30, 2010 and 2011, respectively.

AEGEAN MARINE PETROLEUM NETWORK INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED) (Continued)

 (Expressed in thousands of U.S. dollars –
except share and per share data, unless otherwise stated)

Legal matters: In November, 2005 an unrelated party filed a declaratory action against one of the Company’s subsidiaries before the First Instance Court of Piraeus, Greece. The plaintiff asserted that he was instrumental in the negotiation of the Company’s eight-year Fuel Purchase Agreement with a government refinery in Jamaica and sought a judicial affirmation of his alleged contractual right to receive a commission of $1.00 per metric ton over the term of the contract. In December 2008, the First Instance Court of Piraeus dismissed the plaintiff’s action. While the plaintiff’s action was pending in Greece, the plaintiff commenced a new action involving the same cause of action before the Commercial Court of Paris, France, which dismissed that action in June 2009.  Plaintiff’s appeal of the dismissal was denied by the Paris Court of Appeal in February 2010. The Company does not believe that the outcome of this lawsuit will have a material effect on the Company‘s operations.

In January 2010, a former director of the Company’s Ghanaian subsidiary and a company controlled by him, commenced an action in Ghana against two of the Company’s subsidiaries for alleged wrongful termination of such director’s directorship and deprivation of an opportunity to hold 70% shares in an oil trading company and 30% shares in a shipping agency allegedly agreed to be formed by the parties. The plaintiffs are seeking a payment of approximately $7,000 and damages for breach of trust, extreme mental anguish, pain and suffering, and loss of earnings.  The Company believes that the plaintiffs’ claims are unwarranted and that the outcome of this litigation will have no material effect on the Company‘s operations.

Various claims, suits, and complaints, including those involving government regulations and product liability, arise in the ordinary course of business. In addition, losses may arise from disputes with charterers and agents and insurance and other claims with suppliers relating to the operations of the Company’s vessels.  Currently, management is not aware of any such claims or contingent liabilities for which a provision should be established in these condensed consolidated financial statements.

Environmental and Other Liabilities: The Company accrues for the cost of environmental liabilities when management becomes aware that a liability is probable and is able to reasonably estimate the Company’s exposure. Currently, management is not aware of any such claims or contingent liabilities for which a provision should be established in these condensed consolidated financial statements. The Company’s Protection and Indemnity (“P&I”) insurance policies cover third-party liability and other expenses related to injury or death of crew, passengers and other third parties, loss or damage of cargo, claims arising from collisions with other vessels, damage to other third-party property, and pollution arising from oil or other substances.  The Company’s coverage under the P&I insurance policies, except for pollution, are unlimited. Coverage for pollution is $1 billion per vessel per incident.

AEGEAN MARINE PETROLEUM NETWORK INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED) (Continued)

 (Expressed in thousands of U.S. dollars –
except share and per share data, unless otherwise stated)

16.       Capital Leases:

The Company leases Barge PT 22 under a capital lease.  The annual future minimum lease payments under the capital lease, of Barge PT 22, together with the present value of the net minimum lease payments required to be made after September 30, 2011, are as follows:

Amount
October 1 to December 31, 2011	306
2012	1,223
2013	1,223
2014	408
Total minimum lease payments	3,160
Less: imputed interest	(314)
Present value of minimum lease payments	2,846
Current portion of capitalized lease obligations	(1,032)
Long-term capitalized lease obligations	1,814

The current portion of the capitalized lease obligations is included in the accrued and other current liabilities in the accompanying condensed consolidated balance sheets while the long-term obligations of the capitalized lease is included in the other non-current liabilities in the accompanying condensed consolidated balance sheets.

17.     Equity Incentive Plan:

The Company measures stock-based compensation cost at grant date, based on the estimated fair value of the award which is determined by the closing price of the Company’s common stock traded on the NYSE on the grant date, and recognizes the cost as expense on a straight-line basis (net of estimated forfeitures) over the vesting period. The expense is recorded in salaries, wages and related costs in the accompanying consolidated statements of income. Aegean is incorporated in a non-taxable jurisdiction and accordingly, no deferred tax assets are recognized for these stock-based incentive awards.

All grants of stock issued under the 2006 Plan are subject to accelerated vesting upon certain circumstances set forth in the 2006 Plan.

The following table summarizes the status of the Company’s unvested restricted stock outstanding for the nine months ended September 30, 2011:

	Unvested Restricted Stock	Weighted Average Grant Date Market Price
January 1, 2011	466,710	25.52
Granted	487,450	7.26
Vested	(65,706)	15.49
September 30, 2011	888,454	16.25

The grant-date market prices of the unvested stock are determined by the closing price of the Company’s common stock traded on the NYSE on the grant date. Total compensation cost of $2,784 was recognized and included under salaries, wages and related costs in the accompanying condensed consolidated statement of income for the nine months ended September 30, 2011.

AEGEAN MARINE PETROLEUM NETWORK INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED) (Continued)

 (Expressed in thousands of U.S. dollars –
except share and per share data, unless otherwise stated)

As of September 30, 2011, there was $7,303 of total unrecognized compensation cost related to share-based compensation awards, which is expected to be recognized as compensation expense over a weighted average period of 2.2 years as follows:

Amount
September 30 to December 31, 2011	1,179
2012	3,424
2013	2,085
2014	609
2015	6
7,303

18.	Common Stock, Treasury Stock and Additional Paid-In Capital:

Aegean was formed on June 6, 2005, under the laws of Marshall Islands. The Company’s authorized common and preferred stock since inception consisted of 100,000,000 common shares (all in registered form), par value $0.01 per share and 25,000,000 preferred shares (all in registered form), par value $0.01 per share. The holders of the common shares are entitled to one vote on all matters submitted to a vote of stockholders and to receive all dividends, if any. The Company’s board of directors shall have the authority to establish such series of preferred stock and with such designations, preferences and relative, participating, optional or special rights and qualifications, limitations or restrictions as shall be stated in the resolutions providing for the issue of such preferred stock.

As of September 30, 2011, the Company had no shares of preferred stock issued and outstanding and had 46,229,231 shares of common stock, with a par value of $0.01, issued.

During the nine months ended September 30, 2011, the Company declared and paid dividends of $0.03 per share totaling to $1,401.

In August 2009, the Company authorized and declared a dividend distribution of one preferred share purchase right (a “Right”) on each outstanding share of its common stock.  The dividend distribution was made to shareholders of record as of August 14, 2009.  The rights will become exercisable and trade separately from the common stock upon the earlier of (i) ten days following the public announcement or disclosure that a person or group (an “Acquiring Person”) has acquired beneficial ownership, or obtained the right to acquire, 15 percent or more of the outstanding common stock  or (ii) ten business days following the commencement of, or the announcement of an intention to make, a tender offer or exchange offer, the consummation of which would result in such a group or person becoming an Acquiring Person.  In such circumstances, each right entitles shareholders to buy one one-thousandth of a share of a new series of junior participating preferred stock at a purchase price of $100 per share.  In the event that the rights are triggered, shareholders of record will be able to exercise each right to receive, upon payment of the exercise price, shares of common stock having a market value equal to twice the exercise price.  An Acquiring Person will not be entitled to exercise any rights.  As of September 30, 2011, no such events had occurred, and no rights have been exercised.

On January 27, 2010, the Company completed a public offering in the United States under the United States Securities Act. In this respect, 4,491,900 shares of common stock at par value $0.01 were issued for $32.75 per share. The proceeds of the public offering, net of underwriting commissions of $7,355 and net of issuance cost of $707 amounted to $139,047.

AEGEAN MARINE PETROLEUM NETWORK INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED) (Continued)

 (Expressed in thousands of U.S. dollars –
except share and per share data, unless otherwise stated)

Concurrently with the public offering, on May 17, 2010, the Company’s Board of Directors approved a plan to purchase 1,000,000 shares from Mr. Dimitris Melisanidis, the Company’s Founder and Director of Corporate Development.  These shares were purchased on May 21, 2010, for an aggregate purchase price of $24,680, which has been recorded as Treasury Stock in the condensed consolidated balance sheet as of December 30, 2010 and September 30, 2011.

On July 20, 2011, the Company’s Board of Directors approved a share repurchase program for up to 2,000,000 shares of the Company's common stock. The Board will review and may choose to renew the program after a period of 12 months. The Company repurchased 967,639 shares under this program for an aggregate purchase price of $4,628 which has been recorded as Treasury Stock in the condensed consolidated balance sheet as of September 30, 2011.

19.	Earnings per Common Share:

The computation of basic earnings per share is based on the weighted average number of common shares outstanding during the year. The computation of diluted earnings per share assumes the granting of non-vested share-based compensation awards (refer to Note 17), for which the assumed proceeds upon grant are deemed to be the amount of compensation cost attributable to future services and not yet recognized using the treasury stock method, to the extent dilutive.

Non-vested share-based payment awards that contain rights to receive non forfeitable dividends or dividend equivalents (whether paid or unpaid) and participate equally in undistributed earnings are participating securities, and thus, are included in the two-class method of computing earnings per share.

The components of the calculation of basic earnings per common share and diluted earnings per common share are as follows:

	Nine Months Ended September 30,
	2010	2011

Net income attributable to AMPNI shareholders	$30,721	$3,935

Less: Dividends declared and undistributed earnings allocated to unvested shares	(293)	(57)
Basic and diluted income available to common stockholders	$30,428	$3,878

Basic weighted average number of common shares outstanding	46,329,254	46,184,387

Add: Dilutive effect of non-vested shares	183,724	-

Diluted weighted average number of common shares outstanding	46,512,978	46,184,387

Basic earnings per common share	$0.66	$0.08
Diluted earnings per common share	$0.66	$0.08

AEGEAN MARINE PETROLEUM NETWORK INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED) (Continued)

 (Expressed in thousands of U.S. dollars –
except share and per share data, unless otherwise stated)

20.	Income Taxes:

The Company operates through its subsidiaries, which are subject to several tax jurisdictions. The income tax (expense)/ benefit for the periods presented and the respective effective tax rates for such periods are as follows:

	Nine Months Ended September 30,
	2010	2011
Current tax expense	(2,730)	(3,828)
Net deferred tax benefit/ (expense)	1,350	525
Income tax expense	(1,380)	(3,303)

Effective tax rate	12.89%	25.63%

Our provision for income taxes for each of the three-month periods ended September 30, 2010 and 2011 was calculated for our Belgian and Canadian companies that are subject to federal and state income taxes.

The reconciliation between the statutory tax expense on income from continuing operations to the income tax benefit/ (expense) recorded in the financial statements is as follows:

	Nine Months Ended September, 30,
	2010	2011
Income tax expense on profit before tax at statutory rates	(3,166)	(4,181)
Effect of permanent differences	1,786	878
Total tax benefit/ (expense)	(1,380)	(3,303)

Deferred income taxes that derive from our Belgian subsidiaries, are the result of provisions of the tax laws that either require or permit certain items of income or expense to be reported for tax purposes in different periods than they are reported for financial reporting.

21.    Business Segments and Geographical Information:

The Company is primarily a physical supplier in the downstream marine petroleum products industry. Marine petroleum products mainly consist of different classifications of marine fuel oil, marine gas oil and lubricants.

      The Company cannot and does not identify expenses, profitability or other financial performance measures by type of marine petroleum product supplied, geographical area served, nature of services performed or on anything other than on a consolidated basis (although the Company is able to segregate revenues on these various bases). As a result, management, including the chief operating decision maker, reviews operating results on a consolidated basis only. Therefore, the Company has determined that it has only one operating segment.

The Company is domiciled in the Marshall Islands but provides no services in that location.  It is impracticable to disclose revenues from external customers attributable to individual foreign countries because where the customer is invoiced is not necessarily the country of domicile.  In addition, due to the nature of the shipping industry, where services are provided on a worldwide basis, the country of domicile of the customer does not provide useful information regarding the risk that this disclosure is intended to address.

The Company’s long-lived assets mainly consist of bunkering tankers which are positioned across the Company’s existing territories and which management, including the chief operating decision maker, review on a periodic basis and reposition among the Company’s existing or new territories to optimize the vessel per geographical territory ratio.

The Company’s vessels operate within or outside the territorial waters of each geographical location and, under international law; shipping vessels usually fall under the jurisdiction of the country of the flag they sail. The Company’s vessels are not permanently located within particular territorial waters and the Company is free to mobilize all its vessels worldwide at its own discretion.

22.  Subsequent Events:

Trade Receivables Purchase Agreement: On October 17, 2011, the Company entered into a Trade Receivables Purchase Agreement with an international bank for an amount of $102,550.